United States securities and exchange commission logo





                             June 9, 2023

       Pina Albo
       Chief Executive Officer
       Hamilton Insurance Group, Ltd.
       Wellesley House North, 1st Floor
       90 Pitts Bay Road
       Pembroke HM 08 Bermuda

                                                        Re: Hamilton Insurance
Group, Ltd.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 15,
2023
                                                            CIK No. 0001593275

       Dear Pina Albo:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted May 15, 2023

       General

   1. Please revise your cover page, summary, and risk factors sections to disclose your multiple class share
structure (preferred shares, Class A common shares, Class B common shares, and Class C
common shares) and explain the nature of the disparate voting rights and the risks the
structure presents to investors.
   2. We note your statements that you have a "robust balance sheet" on pages 3, 7, 74, 124 and
                                                        126. Please revise
these sections to balance your disclosure by also including your net losses for the most
recent audited period, as well as your cumulative losses. In addition,
 Pina Albo
Hamilton Insurance Group, Ltd.
June 9, 2023
Page 2
         add appropriate risk factor disclosure.
3. We note your disclosure in several sections of the prospectus referring to Russia's war on
         Ukraine and the impact on your business, including your disclosure on page 104 that the
         "net loss for the year ended December 31, 2022 was primarily driven by the impact of catastrophe losses incurred on the Ukraine conflict." Typically, most insurance policies contain exclusions for losses related to armed conflicts. Please tell us and, if material to you, disclose the following:
             whether you have business operations or employees in Ukraine, Russia or Belarus;
             whether your E&S policies were issued specifically to cover risks related to conflict, and whether you have written new or extended existing policies since the commencement of hostilities in 2022;
             whether you have any investment assets, including financing or reinsuring leases for assets that currently cannot be recovered as a result of the conflict and conflict related sanctions; and
             whether management expects to grow or decrease its exposure to Ukraine, and whether the company has any similar exposures to other conflict prone areas.
4.       We note that throughout the prospectus you often describe the industry and your
         performance using compound annual growth rate ("CAGR"). Because CAGR only
         represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented.
5. We note that you refer to "reinsurance franchise" and "underwriting franchise" in several sections of the prospectus. Please briefly explain what you mean by these statements, because it does not appear that your business operates as a franchise. Alternatively, if your operations are franchised, please revise your business section to provide additional details about your method of operations, and provide the requisite agreements.
6. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.
Cover Page
FirstName LastNamePina Albo
7. We note your disclosure on page 115 that you currently have three classes of common
Comapany   NameHamilton
       shares              Insurance
              outstanding. Please    Group,
                                  revise yourLtd.
                                              cover pages to identify what
class of shares is
June 9,being
        2023 registered
              Page 2 in this offering. Refer to Item 501(b)(2) of Regulation
S-K.
FirstName LastName
 Pina Albo
FirstName  LastNamePina
Hamilton Insurance Group,Albo
                          Ltd.
Comapany
June 9, 2023NameHamilton Insurance Group, Ltd.
June 9,
Page 3 2023 Page 3
FirstName LastName
Summary
Our Market Opportunity, page 9

8. We note your disclosure that one of your market opportunities is participation and continued growth in the "non-admitted U.S. insurance market, also known as the U.S.
         E&S market." Revise your disclosure to explain why this market is termed both "non-
         admitted" and "excess and supplementary (i.e. that Hamilton is not admitted or enrolled with the insurance commission of the states where you do business, and that the risks associated with the business carry sufficient unknows that most insurers cannot perform the acturarial risk assessment necessary for approval by the relevant state insurance commission). Revise your disclosure to explain, both here and in a new risk factor, the risks of writing insurance in this space, including the reliance on substantially less data to price the premiums. In addition, please provide support for your disclosure on page 128 that the E&S Market is "expected to produce profitable results in all market cycles," or state that this is management's belief.
9. Given your disclosure on page 87 that the war in Ukraine was one of the factors that led to the increase in your catastrophe losses for the year, please explain your disclosure here that you view other "global events such as natural catastrophes and geopolitical tensions, such as the conflict in Ukraine" as a market opportunity.
Our Business, page 10

10. We note your disclosure, both in this section, and in the risk factors section, discussing the impact of catastrophic weather events on your obligation to make payments on losses both through your insurance and reinsurance businesses. For instance, we note that you attribute your net losses in 2022, 2020 and 2019 to particular named storms or other weather events. We also note your reference to the impact of climate change, including the increase in the frequency and severity of weather events. Furthermore, we note that you attempt to limit your exposure to "100-year Atlantic Hurricanes." Please revise your disclosure, either here or in another appropriate section, to define a "100-year" storm, and the extent to which you have experienced events that meet that definition during the last 5 years. Revise your management's discussion to address how management adjusts for the potential increase in frequency of these events.
11. Revise your disclosure to explain in greater detail, that the higher premiums you can charge in your E&S and other specialty lines of insurance are directly related to the risks related to the uncertainties in predicting the likelihood of an insured loss, or the size of any losses on the underlying policies.
Risk Factors
Unpredictable catastrophic events could adversely affect our results, page 22

12. We note that your exposure to payment obligations to insureds in the event of catastrophic weather events. Revise this section, or another appropriate portion of your registration
 Pina Albo
Hamilton Insurance Group, Ltd.
June 9, 2023
Page 4
         statement, to identify significant accumulations of geographic risks. Where a material amount of risk or total insurance exposure is located in a geographically diverse nation, discuss any regional risks separately. For instance, for your policies that cover property or businesses in the United States, if a significant percentage is in Florida, make that clear.
         An investor should be able to understand not only your historical experience, but to be able to appreciate whether a particular event might be more likely to impact your losses in future periods. For instance, if you have written a significant amount of property insurance, reinsurance, or provided flood insurance, for costal properties in California, or for properties exposed to wildfire risk in the American west, so state.
The full extent of the impacts of the ongoing Ukraine conflict on the reinsurance, page 23

13. We note your discussion, within the general risk factor on the impact of the Ukraine conflict, your reference to G7 prohibitions against issuing maritime insurance for Russian oil transportation. Please tell us, with a view towards revised disclosure, the extent to which you have written any insurance to cover these shipments, or if management has any discussions related to providing this insurance. If your maritime book of business has been, or could be material, revise the risk factors to separately address the risks related to engaging in this or any other activity that could lead to Hamilton running afoul of sections imposed by the US, UK, EU or the G7.
The covenants in our debt agreements limit our financial and operational flexibility, page 27

14. We note that you reference a "private note" in this risk factor. To the extent that these notes are the term loan agreement described on page 114, please clarify. If the private note is separate from that agreement, please revise to identify the note holders. In addition, if this is a separate credit facility with its own agreement (apart form the agreements you plan to file as Exhibits 10.13 and 10.14), describe its material terms in the business section and file it as an exhibit to the registration statement or advise.
We may be adversely impacted by inflation, page 33

15. Please update this risk factor to reflect how recent inflationary pressures impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
Consolidated Results of Operations, page 85

16.    The sum of the adjustments deducted from Net premiums earned to calculate
FirstName LastNamePina Albo
       Underwriting income (loss) do not agree to the amounts presented. Please revise to show
Comapany   NameHamilton
       expenses             Insurance
                 as a deduction and theGroup,
                                        incomeLtd.
                                                amounts as an addition to
arrive to your
June 9,calculation
        2023 Page of
                   4 Underwriting income (loss).
FirstName LastName
 Pina Albo
FirstName  LastNamePina
Hamilton Insurance Group,Albo
                          Ltd.
Comapany
June 9, 2023NameHamilton Insurance Group, Ltd.
June 9,
Page 5 2023 Page 5
FirstName LastName
International Segment
Net Premiums Earned, page 92

17. We note your discussion that net premiums earned increased over the periods presented reflecting changes in net premiums written, including the volume, mix and type of business written. Please revise to provide separate discussion of changes in net premiums earned by Property, Casualty and Specialty during the periods presented in the filing.
         Provide similar revisions and quantitative details for your Bermuda segment discussion beginning on page 95.
18. In addition to the above, please revise to quantify the extent to which such changes are attributable to changes in price or volume by type of business. Provide similar revisions and quantitative details for your Bermuda segment discussion beginning on page 95. Refer to Item 303(b)(2)(iii) of Regulation S-K.
Third Party Fee Income, page 93

19. We note that the third party fee income decreased by 44.7% during the year ended
         December 31, 2022 primarily driven by a reduction in the number of third party syndicates under management. Please address the following:
             revise to quantify relevant numbers of amounts associated with the third party syndicates under management during the periods presented;
             tell us and revise your disclosure to clarify more about the contractual terms and management services provided to these third party syndicates; and tell us and revise to disclose your revenue recognition policy for this third party fee
             income.
Credit Facilities, page 115

20. For each material credit facility listed in this section, please include the interest rate payable, the term of the facility, and other material terms. In addition, file material credit agreements as amendments to the registration statement or advise. Also, since most of these credit facilities will expire within the next year, please tell us whether Hamilton has begun negotiating extensions for the facilities.
Financial Strength Ratings, page 116

21. We note your disclosure here and on page 27 that on "April 22, 2022, Hamilton Insurance
         Group, Ltd. received a positive outlook from A.M. Best ... and affirmation of its Financial
         Strength Rating of "A-" (Excellent) and the Long-Term Issuer Credit Ratings of "a-" of
         Hamilton Re and Hamilton Insurance DAC." Please disclose the ratings as of a more recent date or advise why you are unable to do so.
 Pina Albo
FirstName  LastNamePina
Hamilton Insurance Group,Albo
                          Ltd.
Comapany
June 9, 2023NameHamilton Insurance Group, Ltd.
June 9,
Page 6 2023 Page 6
FirstName LastName
Quantiatve and Qualitative Disclosure About Market Risk
Effects of Inflation, page 120

22. You make reference to the effects of inflation, and how it could present a risk to your business, as well as how it has impacted results in reported periods. Revise your disclosure, either in this section or in the management's discussion, to address the actual and expected impact of continued inflationary pressure. For instance, have your obligations to cover losses at replacement value, compared to a fixed loss value, impacted results as the cost of materials has increased? If so, how has that impacted your significant losses in each of the reported periods? Similarly, how has the expected cost increases impacted your reserve calculations. Finally, is there any significant difference in your calculations for your reinsured portfolio, compared to policies you directly write?
Business, page 123

23. Please revise your business section to provide a break down in your investment portfolio by comparison of investment grade and non-investment grade assets, further broken down by asset class and assigned credit rating. These figures should be provided by dollar amount and percentage of the portfolio.
24. Since a significant portio of your insurance is written through your Lloyd's syndicate, please revise this section to discuss the structure and management of the Lloyd's market, as well as the management of the syndicate and the percentage of the syndicate's business that you purchase.
Unique Investment Management Relationship with Two Sigma, page 124

25. Please refer to the last risk factor on page 37 and revise this section to describe material terms of the commitment agreement with Two Sigma here. Include the compensation structure, the historical fees paid to the investment manager, the minimum amount of assets required to be covered under the agreement, as well as the term and terminational provisions.
Investments, page 139

26. We note your disclosure here that your "fixed income investment portfolio is managed by two external investment managers, with approximately 50% allocated to each." We also note that you identify one of the investment managers as Two Sigma Investments L.P.
         Please identify the second external investment manager, describe material terms of any agreements signed with such investment manager, and file the management agreement as an exhibit to the registration statement or advise.
Certain Relationships and Related Party Transactions, page 179

27. Please identify the parties to the Shareholders Agreement described in the first paragraph of this section. Also, indicate the amount of your shares that the shareholders party to this
 Pina Albo
Hamilton Insurance Group, Ltd.
June 9, 2023
Page 7
         agreement will control, giving effect to the capital issuances and other distributions contemplated as part of this initial public offering.
Description of Share Capital
Common Shares, page 181

28. Please describe each of your three classes of common stock and their respective voting, dividend, conversion and other important rights. In this regard we note your disclosure on page 115 and in the financial statements that you have Class A, Class B and Class C common shares. We also note your disclosure on page F-55 about your outstanding warrants.

         Revise to discuss any limitations on the 9.5% total combined voting power that applies across your classes of securities. Are any shareholders or groups of shareholders excluded from this limitation (either currently, or as a result of future events, including an event of default)? Does the voting limitation apply to individuals, or also to groups acting in concert.
Glossary of Selected Terms, page 226

29.      Please revise to include definitions for the terms    Tangible book
value    and    Tangible
         book value per common share.
Consolidated Balance Sheets, page F-6

30. We note your disclosure on page F-25 that you concluded that you are the primary beneficiary of TS Hamilton Fund. Please tell us how you have considered ASC 810-10-
         45-25 for your presentation on the face of the consolidated balance sheet.
Note 1. Organization
Unconsolidated Related Parties, page F-11

31. We note your disclosure of unconsolidated related parties. Please tell us whether these entities are considered to be variable interest entities and explain why or why not. To the extent that they are variable interest entities and you are not the primary beneficiary, revise to disclose information required by ASC 810-10-50-4 or tell us where this information is already disclosed.
Note 3. Investments, page F-18

32.    Please tell us why the amounts for the U.S. Treasury Securities, 3.8750%
- 4.2500%, due
FirstName LastNamePina Albo
       12/31/2024 - 11/15/2052 are negative in the table, on page F-20, that summarizes
Comapany   NameHamilton
       investments   in whichInsurance  Group,
                              the fair value    Ltd.investment represents more
than 5% of TS
                                             of the
June 9,Hamilton
        2023 PageFund   s
                    7     members    equity.
FirstName LastName
 Pina Albo
FirstName  LastNamePina
Hamilton Insurance Group,Albo
                          Ltd.
Comapany
June 9, 2023NameHamilton Insurance Group, Ltd.
June 9,
Page 8 2023 Page 8
FirstName LastName
Note 10. Reserve for Losses and Loss Adjustment Expenses, page F-33

33. Please provide us with a reconciliation of the Net losses and loss expenses paid in respect of losses for the Current year of $778,936 and Prior years ($20,603) as reflected in the table for the year ended December 31, 2022 to the amounts reflected in the Claims
         Development tables starting on page F-36.
34. We note your disclosure that the casualty business protected by the LPT recorded favorable gross development which was partially offset by amortization of the associated deferred gain, resulting in a net positive earnings impact of $7.0 million. Please expand your disclosure to describe the factors contributing to the favorable development and quantify the components of the gross favorable development and amount of amortization offset.
Item 15. Recent Sales of Unregistered Securities, page II-2

35. We note that you have included a placeholder in this section but have not listed any prior sales of unregistered securities. Please include this disclosure in the next amendment.
         Refer to Item 701 of Regulation S-K.
Exhibits

36. We note your disclosure on page 225 naming three different law firms, but the exhibit index only includes one legality opinion and consent. Please file the remaining legality opinions and consents as exhibits to your registration statement or advise.
        You may contact Sarmad Makhdoom at (202) 551-5776 or Michael Henderson at (202)
551-3364 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Chris Windsor, Legal Branch
Chief, at (202) 551-3419 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Matthew B. Stern, Esq.